UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   ) *

COMMUNICATE.COM INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

20343G 10 8
(CUSIP Number)

Susan Jeffs Third Floor, 346 Kensington High Street, London, W14 8NS, United Kingdom 011-44-20-7371-6668
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No.  20343G 10 8

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Susan Jeffs
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of Funds (See Instructions) PF (personal funds of reporting person)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,500,000
8.	Shared Voting Power Nil
9.	Sole Dispositive Power 1,500,000
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) IN (individual)

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Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, $0.001 par value per share, of Communicate.com Inc., a Nevada corporation (“CMNN”). The principal executive office of CMNN is located at #600 - 1100 Melville Street, Vancouver, British Columbia, V6E 4A6.

Item 2. Identity and Background

(a)	Susan Jeffs
(b)	Third Floor, 346 Kensington High Street, London, United Kingdom, W14 8NS
(c)	Self-employed consultant
(d)	During the last five years, Ms. Jeffs has not been convicted in a criminal proceeding.
(e)
During the last five years, Ms. Jeffs was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Jeffs is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

Susan Jeffs has an indirect beneficial interest in 1,500,000 million shares of Common Stock, which are registered in the name of First Bridge Financial S.A.

On June 22, 2005, Ms. Jeffs acquired the beneficial ownership of 1,500,000 million restricted shares of Common Stock of CMNN for aggregate consideration of $75,000 pursuant to an exercise of 1,500,000 million share purchase warrants at an exercise price of $0.05 per warrant.

Item 4. Purpose of Transaction

Susan Jeffs acquired the shares as a personal investment. Depending on market conditions and other factors, Ms. Jeffs may acquire additional securities of CMNN as Ms. Jeffs deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with CMNN or otherwise. Ms. Jeffs also reserves the right to dispose of some or all of her shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Ms. Jeffs does not have any plans or proposals that relate to or would result in:

(1)	the acquisition by any person of additional securities of CMNN, or the disposition of securities of CMNN;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CMNN or any of its subsidiaries;

(3)	a sale or transfer of a material amount of assets of CMNN or any of its subsidiaries;

(4)	any change in the present board of directors or management of CMNN including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5)	any material change in the present capitalization of dividend policy of CMNN;

(6)	any other material change in CMNN’s business or corporate structure;

(7)	changes in CMNN’s Articles of Incorporation or other actions that may impede an acquisition of control of CMNN by any person;

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(8)
a class of securities of CMNN to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of CMNN becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10)  any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	Susan Jeffs is the beneficial owner of 1,500,000 shares of Common Stock of CMNN. The shares represent an aggregate 8.4% of the issued and outstanding shares of Common Stock of CMNN.

(b)	Susan Jeffs holds the sole power to vote and to dispose of the 1,500,000 shares of Common Stock of CMNN.

(c)	Susan Jeffs has not effected any transaction in the common stock of CMNN during the past 60 days, except as disclosed in this statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Susan Jeffs and any other person with respect to any securities of CMNN, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:/s/ Susan Jeffs
Dated: August 2, 2005                            Susan Jeffs

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